U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

Behrens                         Christopher             C.
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   (Last)                           (First)             (Middle)
c/o Chase Capital Partners (FN 1)
1221 Avenue of the Americas-40th Floor
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                                    (Street)

New York                         New York               10020
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   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


Patina Oil & Gas Corporation ("POG")
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year

December 1999
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

December 1999
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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                          6.
                                                    4.                              5.             Owner-
                                                    Securities Acquired (A) or      Amount of      ship
                                      3.            Disposed of (D)                 Securities     Form:     7.
                                      Transaction   (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                        2.            Code          ------------------------------- Owned at End   (D) or    Indirect
1.                      Transaction   (Instr. 8)                 (A)                of Month       Indirect  Beneficial
Title of Security       Date          ------------    Amount      or      Price     (Instr. 3     (I)       Ownership
(Instr. 3)              (mm/dd/yy)    Code   V                   (D)                and 4)        (Instr.4) (Instr. 4)
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


Common Stock              3/15/99       J             728         A        $3.4379      85,481       I           By CVCA, LLC
                                                                                                                 (FN 1)
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Common Stock              6/15/99       J             396         A        $6.3125      85,877       I           By CVCA, LLC
                                                                                                                 (FN 1)
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Common Stock              9/15/99       J             290         A        $8.625       86,167       I           By CVCA, LLC
                                                                                                                 (FN 1)
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Common Stock              12/15/99      J             315         A        $7.9375      86,482       I           By CVCA, LLC
                                                                                                                 (FN 1)
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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)
                                                                          (Over)
(Form 4-07/99)



FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)          Amount    ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------          or        Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-          Number    ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion             of        (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)       D)  cisable  Date     Title   Shares    5)       4)        4)       4)
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

Convertible                                                                     Common              PIK
Preferred            $2.6316           J         104,888       Immed            Stock    1,779,795 (FN 2)  676,317    I      (FN 1)
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Non-Qualified                                                  Immed            Common
Stock Option         $2.9375   N/A     A          5,000        (FN 3)  2/18/04  Stock      5,000    N/A    5,000     D(FN 3)
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                                                                                                           10,000    I       (FN 3)
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Non-Qualified                                                  Immed            Common
Stock Option         $5.1250   N/A     A          5,000        (FN 3)   5/29/04 Stock      5,000    N/A    10,000    D(FN 3)
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                                                                                                            10,000    I      (FN 3)
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
Explanation of Responses:

(1) The amounts shown in Tables I and II represent the beneficial ownership of the Issuer's equity securities by Chase Venture Capital Associates, LLC ("CVCA, LLC"), a portion of which may be attributable to the reporting person because the reporting person is a general partner of Chase Capital Partners ("CCP"), which is the managing member of CVCA, LLC. The actual pro rata portion of such beneficial ownership that may be deemed to be attributable to the reporting person is not readily determinable because it is subject to several variables, including CVCA, LLC's internal rate of return and vesting. The reporting person disclaims beneficial ownership to the extent it exceeds his pecuniary interest. Pursuant to an internal reorganization effective as of January 1, 2000, (i) CVCA, LLC became the successor to Chase Venture Capital Associates, LP ("CVCA, LP"), (ii) CCP-SBIC Manager, LLC, a newly organized wholly-owned subsidiary of CCP, became the managing member of CVCA, LLC, and (iii) CCP-CMC Consolidating, LLC ("Consolidating"), a newly-organized affiliate of CCP, became the non-managing member of CVCA, LLC. CCP was the managing member of Consolidating, and pursuant to a master advisory agreement with CCP-SBIC Manager, LLC and Consolidating, the manager, by delegation, of CVCA, LLC. Prior to the internal reorganization, the sole shareholder of Consolidating was the limited partner of CVCA, LP. The internal reorganization changed CVCA, LP's name and form of organization but did not alter the proportionate interests of its ultimate security holders. As of March 13, 2000, Consolidating was dissolved and the sole member of Consolidating, Chatham Ventures, Inc., became the non-managing member of CVCA, LLC.
CCP remains the manager, by delegation, of CVCA, LLC.

(2) Dividends on Convertible Preferred Stock were payable in kind through October 21, 1999.

(3) Stock option grant for non-employee directors issued pursuant to the 1996 Patina Non-Employee Stock Option Plan. Exercisable as follows: 30% on first anniversary date of transaction, 30% on second anniversary date of transaction, and 40% on third anniversary. The reporting person, a general partner of CCP, is obligated to exercise each of the options upon the request of CVCA, LLC and to transfer all shares received upon such exercise and any shares awarded as director's compensation to CVCA, LLC.




/s/  Christopher C. Behrens                                     10/10/00
---------------------------------------------            -----------------------
    Christopher C. Behrens                                       Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.